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UNITED STA
SECURITIES AND EXCHAN
Washington, D.C. 20549


06006884

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
| 8-41207 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   January 1, 2005   AND ENDING   December 31, 2005
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL TRADING GROUP L.L.C.

| OFFICIAL USE ONLY |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
131 South Dearborn Street
                                 (No. and Street)

Chicago   Illinois   60603
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GERALD A. BEESON, CHIEF FINANCIAL OFFICER (312) 395-3121
                                               (Area Code - Telephone Number)

PROCESSED
MAY 2 6 2006
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                           (Name - if individual, state last, first, middle name)

300 Madison Avenue   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

RECEIVED
SEC MAIL PROCESSING
MAR 0 1 2006
WASH. D.C. 208

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

CITADEL TRADING GROUP L.L.C.

AFFIRMATION

I, GERALD A. BEESON , affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Citadel Trading Group, L.L.C. (the "Company") for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

	02/24/06
CITADEL LIMITED PARTNERSHIP	Date

Manager and Commodity Pool Operator for the
Commodity Pool, CITADEL TRADING GROUP L.L.C.
by: GLB Partners, L.P., its general partner
by: Citadel Investment Group, L.L.C., its general partner
by: Gerald A. Beeson, Chief Financial Officer

CITADEL TRADING GROUP L.L.C.
(A Delaware Limited Liability Company)
(SEC File Number 8-41207)

Statement of Financial Condition
as of December 31, 2005
and Independent Auditors' Report

Claim for Exemption from the
Disclosure, Periodic and Annual Recordkeeping Requirements
Contained in Part 4.7 of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission has been Requested by
the Commodity Pool Operator of
CITADEL TRADING GROUP L.L.C.

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of Citadel Trading Group L.L.C.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Citadel Trading Group L.L.C. (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2006

CITADEL TRADING GROUP L.L.C.
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Assets:

Cash and cash equivalents	$	328,192,506
Receivables from broker-dealers and clearing organizations		39,629,452
Deposits with clearing organizations (cash of $38,573,112 and securities with a fair value of $140,397)		38,713,509
Securities owned, at fair value:		
Corporate stock		294,480,619
Interest receivable		73,757,959
Dividends receivable		190,587
Securities borrowed		25,556,580,877
Securities purchased under agreements to resell		300,572,621
Total assets	$	26,632,118,130

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:

Payables to broker-dealers and clearing organizations	$	12,460,244
Securities sold, not yet purchased, at fair value:		
Corporate stock		294,335,825
Interest payable		1,458,884
Dividends payable		185,088
Securities loaned		25,606,590,010
Payable to affiliates		65,485,229
Securities sold under agreements to repurchase		394,995,791
Other		1,263,894
Total liabilities		26,376,774,965
Subordinated borrowings from affiliate		120,000,000
Members' capital		135,343,165
Total liabilities and members' capital	$	26,632,118,130

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2005

Citadel Trading Group L.L.C. (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer, is a member of the National Association of Securities Dealers Inc. ("NASD") and is a clearing member of the Depository Trust Company ("DTC") and the National Securities Clearing Corporation ("NSCC") and is a participant in the Options Clearing Corporation ("OCC") stock loan program. The Company is owned by Citadel Wellington LLC ("Wellington LLC"), a Delaware limited liability company and Citadel Limited Partnership ("CLP"), an Illinois limited partnership. The Company primarily engages in trading of U.S. equities, securities lending and securities clearing on behalf of the Company's affiliates. CLP is the Manager of Wellington LLC and the Company and is responsible for managing all investment activities for the Company. CLP is registered as a "commodity trading advisor" and a "commodity pool operator" with the U.S. Commodity Futures Trading Commission. Wellington LLC and the Company are "commodity pools" operated by CLP. Citadel Investment Group, L.L.C. ("CIG"), a Delaware limited liability company, an affiliate of CLP, provides administrative services to the Company. Under the terms of the Company's Fourth Amended and Restated Limited Liability Company Operating Agreement ("LLC Operating Agreement") dated as of December 31, 2004, the Company will terminate on December 31, 2033, although it may be terminated earlier at the discretion of CLP or its members.

(1) Summary of Significant Accounting Policies:

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in accordance with GAAP requires CLP to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Principal and Agency Transactions

Principal transactions are recorded on a trade-date basis. Agency transactions conducted on behalf of affiliates are recorded on a settlement date basis with related commission revenues and expenses recorded on a trade-date basis.

Cash and Cash Equivalents

The Company defines cash and cash equivalents in the statement of financial condition as funds held in liquid investments with original maturities of ninety days or less. Substantially all cash and cash equivalents are held at two major U.S. financial institutions.

Interest and Dividends

Dividends received (paid) on equity securities are recognized as income (expense) on the ex-dividend date and interest income (expense) is recognized on the accrual basis.

(1) Summary of Significant Accounting Policies, Continued:

Foreign Currency Translation

The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates at 10:15 am CST on the date of valuation.

Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions are accounted for as collateralized financings and require cash or other collateral to be deposited or taken in. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received, respectively, as required. The Company monitors the fair value of securities borrowed and securities loaned on a daily basis with collateral returned or collateral posted, respectively, as required. As of December 31, 2005, the fair value of securities borrowed by the Company was $24,917,689,940, which the Company is permitted by contract or custom to sell or repledge. The fair value of securities loaned was $24,831,673,784. These securities borrowing and lending transactions are collateralized as a percentage of the fair value of the investment positions. To mitigate counterparty credit risk related to securities borrowed and securities loaned, positions are marked to fair value on a daily basis and correspondingly, cash flows are exchanged between the borrower and lender to satisfy the resulting changes in collateral requirements.

Repurchase and Resale Agreements

The Company engages in collateralized financing transactions consisting of securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements"). Repurchase and resale agreements are generally short-term in nature, and are recorded at the amounts at which the underlying securities will be subsequently repurchased or resold as specified under their respective agreements plus accrued interest. In accordance with FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("FIN 41"), the Company will record the net repurchase or resale agreement position in the statement of financial condition if the right of offset exists. Repurchase and resale agreements are collateralized primarily as a percentage of the fair value of the securities bought or sold. The Company monitors collateral fair value on a daily basis relative to the amounts due under the agreements, including interest, and when necessary, requires the transfer of cash or securities in order to manage its exposure and ensure excess collateral. If the counterparty defaults, realization of the collateral by the Company may be delayed or limited.

Valuation of Investment Positions

Investment positions include the Company's securities owned and securities sold, not yet purchased, derivative holdings, securities borrowed and securities loaned and securities underlying repurchase and resale agreements ("Investment Positions"). Investment Positions are reported at fair value as determined by CLP. The fair value assigned by CLP is based on available information and represents CLP's best estimate of fair value. The fair

(1) Summary of Significant Accounting Policies, Continued:

Valuation of Investment Positions, Continued

value ascribed may not necessarily reflect the amount which might ultimately be realized in an arms length sale or liquidation of the Investment Positions. All Investment Positions are valued at the close of business in the relevant time zone as determined by CLP. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of the Investment Positions in question continue to trade after the close of business and prior to the next opening of business in such time zone.

Investment Positions are valued based on third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities and broker-dealers. CLP may arbitrate the price information received in determining the best estimate of the fair value for the Investment Positions. Investment Positions may also be valued on the basis of a spread or price differential, as quoted by dealers, to other Investment Positions. Investment Positions which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are valued at their closing price on the exchange upon which they are principally traded.

Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's operations and as such, has recorded no liability on the statement of financial condition.

(2) Income Taxes:

The Company is a limited liability company that is treated as a partnership for federal and state income tax purposes. As such, the Company is not subject to federal or state income tax. The taxable income or loss applicable to the operations of the Company is included in the federal and state income tax returns of its members.

(3) Transactions with Related Parties:

Pursuant to an administrative services agreement, the Company must make payments to CIG for direct and allocable administrative, general and operating expenses paid by CIG, on behalf of the Company, as well as for the administrative services provided by CIG.

During the year, the Company engaged in securities borrowing and lending transactions with Aragon Investments, Ltd. ("Aragon"), a Bermuda company, Citadel Credit Trading Ltd. ("CRED"), a Cayman Islands company, Citadel Derivatives Group LLC ("CDRG"), a Delaware limited liability company, Citadel Institutional Finance Company Ltd. ("CIFC"), a Cayman Islands company and Citadel Equity Fund Ltd. ("CEFL"), a Cayman Islands company, each an affiliated entity. The Company had no securities borrowing or

(3) Transactions with Related Parties, Continued:

lending transactions with Aragon, which was dissolved during the year, CRED or CEFL as of December 31, 2005. CDRG is and Aragon was a broker-dealer registered with the SEC and a member of the NASD. CLP is the Portfolio Manager for CEFL and CRED, the Manager for CDRG and CIFC, and was the Portfolio Manager for Aragon. As of December 31, 2005, the Company held the following fair values of securities borrowed and securities loaned as an agent for affiliates:

	Fair Values	
	Securities Borrowed	Securities Loaned
Citadel Derivatives Group LLC	$ 33,894,098	$ 36,907,105
Citadel Institutional Finance Company Ltd.	2,047,271,842	22,536,136,307
	$ 2,081,165,940	$ 22,573,043,412

The Company has entered into subordinated loan agreements with Citadel Kensington Global Strategies Fund Ltd. ("Kensington"), a Bermuda company. CLP is the Portfolio Manager of Kensington. As approved by the NASD, the loan proceeds received by the Company in the amount of $100,000,000 in 2002 and $20,000,000 in 2005 qualify as capital for purposes of computing the Company's regulatory net capital per note (7). The terms and conditions of the subordinated loan agreements specify semi-annual interest payments at the rate of LIBOR plus 1.50% and maturity dates of June 15, 2007.

Certain of the Company's accounts with various financial institutions have been guaranteed by Wellington LLC. As of December 31, 2005, the probability of exercise on the guarantee is unlikely given the collateralization on securities lending transactions and the daily mark to market between counterparties involved in the transactions.

Included in payable to affiliates are transactions relating to clearance and securities borrowing and lending activity of the Company's affiliates as well as operating expenses due to CIG.

(4) Receivables from and Payables to Broker-Dealers and Clearing Organizations:

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2005, consist of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ 21,687,244	$ 10,586,523
Receivables from clearing organizations	17,942,208	-
Fees payable	-	1,873,721
	$ 39,629,452	$ 12,460,244

(5) Risk Management:

Market risk is the potential for changes in the value of Investment Positions due to market changes, including interest and currency rate movements as well as fluctuations in the prices of Investment Positions. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. Market risk is managed in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivatives. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Investment Positions and the instruments used to hedge such Investment Positions.

Credit risk is the risk of loss due to the failure of a counterparty to perform according to the terms of a contract. The credit risk of exchange-traded Investment Positions, such as exchange-traded futures and options, is reduced by the regulatory requirements of the individual exchanges in which the instruments are traded.

Since the Company may not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This results in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in the countries where they conduct their business activities. Among other things, these rules and regulations generally require maintenance of minimum net capital and segregation of customers' funds and securities from the holdings of the financial institutions themselves.

The Company may sell various financial instruments which it does not yet own or does not choose to deliver ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability in the statement of financial condition, is correspondingly increased. To manage this market risk, the Company may hold Investment Positions which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Investment Positions as deemed necessary.

The Company provides guarantees to securities clearinghouses. Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CLP believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(6) Derivative Financial Instruments:

The Company transacted in derivative financial instruments during the year that included exchange-traded futures. These are instruments whose values are based, in part, upon underlying assets, indices, or reference rates or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Exchange-traded derivatives are standardized and include futures and certain options contracts.

(6) Derivative Financial Instruments, Continued:

Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. Derivatives are typically also subject to certain additional risks, such as those resulting from leverage and significantly less liquidity, to which the underlying financial instruments may not. The Company may use derivative financial instruments in the normal course of its business to take speculative Investment Positions as well as for risk management purposes. The Company's derivative financial instrument risks should not be viewed in isolation, but rather CLP believes they should be considered on an aggregate basis along with the Company's other investing activities. The Company manages the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management. The Company had no derivative holdings as of December 31, 2005.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until the delivery date, regardless of the changes in their value or the Company's investment strategy. Exposure to market risk is managed in accordance with risk limits set by the Company's buying or selling instruments or entering into offsetting positions. The Company had no open futures contracts as of December 31, 2005.

(7) Regulatory Requirements:

The Company is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2005, net capital was approximately $142 million, which was in excess of the Company's required net capital of $250,000.

The Company is also subject to the requirements of the SEC "Computation for Determination of Reserve Requirements" (Rule 15c3-3), however, the Company does not carry any securities for the account of a customer as defined in Rule 15c3-3. Therefore, there are no reportable amounts as of December 31, 2005.

(8) Subsequent Events:

Subsequent to December 31, 2005 a capital withdrawal of $7,500,000 was paid to Wellington LLC.

****

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued

December 31, 2005

In accordance with the rules of the U.S. Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in this statement of financial condition is accurate and complete.

CITADEL LIMITED PARTNERSHIP
Manager and Commodity Pool Operator for the
Commodity Pool, CITADEL TRADING GROUP L.L.C.
by: GLB Partners, L.P., its general partner
by: Citadel Investment Group, L.L.C., its general partner
by: Gerald Beeson, Chief Financial Officer